Mail Stop 3720

January 18, 2007

Mr. Neil O. Johnston
Vice President and Chief Financial Officer
Cox Radio, Inc.
6205 Peachtree Dunwoody Road
Atlanta, GA 30328

      Re: **Cox Radio, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2005
                Filed March 3, 2006
                File No. 1-12187

Dear Mr. Johnston:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                           Sincerely,

                           Larry Spirgel
                           Assistant Director